Joel B. Carter
Direct Tel: (404) 815-3710
Direct Fax: 404 685-7010	November 29, 2007
JCarter@sgrlaw.com

Via Edgar and Federal Express

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mr. Jonathan Gottlieb

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20509

Re:	Metro Bancshares, Inc.
Registration Statement on Form SB-2
File No. 333-142817
Filed May 10, 2007

Dear Messrs. Webb and Gottlieb:

We represent Metro Bancshares, Inc. (the “Company”) in connection with the registration of 2,800,000 shares of the Company’s common stock pursuant to a Registration Statement on Form SB-2 as filed with the Commission on May 10, 2007 (the “Registration Statement”). In response to your Comment letter of November 20, 2007, the Company has filed Amendment No. 4 to the Registration Statement on Form SB-2/A. For your convenience, we have restated each of your comments below with the Company’s responses following each comment. We will forward you five copies of Amendment No. 4 along with five marked copies showing the changes that were made in response to your comments and other miscellaneous changes.

Mr. Mark Webb

Mr. Jonathan Gottlieb

November 29, 2007

Cover of the Prospectus

1.	Please revise the cover page to make clear how many securities you are offering.

We have made the requested revisions.

2.	Please revise the first sentence of the third paragraph to reflect the fact that the subscriptions were not merely “submitted” to you but you accepted the subscriptions and the cash for the unregistered securities in violation of federal and state laws.

We have revised the cover page to indicate that the Company accepted subscriptions and cash for unregistered securities. We believe that the Company is not required to disclose that it definitely violated securities laws because no court of law has made this determination and doing so would be tantamount to the issuance of a legal opinion. We believe that it would be improper for the Company to make a statement in its registration statement that could be construed as definitive evidence that the Company has violated securities laws prior to the time that the Company has had the opportunity to defend itself in the event that a legal proceeding or an enforcement action is commenced against the Company. We believe that the Company may have several successful defenses to the allegation that it has violated federal or state securities laws. Among other examples, because offers and sales of unregistered securities were only made to persons resident within the State of Georgia, the Company could claim the exemption from registration provided by Section 3(11) of the Securities Act of 1933 which exempts intrastate offerings and sales of securities.

The disclosure that the Company may have violated federal securities laws is an accurate statement of fact. Given the Company’s detailed description of the potential violation, the disclosure contained in the Company’s registration statement adequately informs potential investors of the risk associated with purchasing the Company’s securities as it relates to the Company’s previous offer and sale of unregistered securities.

Why is Metro Bancshares making the rescission offer, page 1

3.	Please replace your characterization of your acceptance of the subscription agreements and funds as “improper” with disclosure that you may have violated both federal and various state securities laws.

We have made the requested revisions.

Mr. Mark Webb

Mr. Jonathan Gottlieb

November 29, 2007

Have any directors or officers advised Metro..., page 2

4.	Please revise this section to disclose how many shares were subscribed to by directors and officers and, based on these directors and officers not electing to rescind their subscriptions, how many shares will be subject to rescission.

We have made the requested revisions.

Summary, page 4

5.	Please revise this section as follows:

•	summarize the circumstances under which subscriptions were accepted before the offering was registered;

•	identify the states in which offers and sales were made;

•	disclose that after the rescission offer you may still have liability under federal law and, if true, under certain state laws, to those investors whose subscriptions you accepted; and

•	disclose that after the rescission offer you may still be subject to sanctions by federal and state authorities.

We have made the requested revisions.

Risk Factors Related to our Business, page 8

6.	Please revise the second risk factor to address the risk that your apparent violation of both federal and state securities laws, including the laws of Georgia, may delay or affect the regulatory approvals you need to operate.

We have made the requested revisions.

Mr. Mark Webb

Mr. Jonathan Gottlieb

November 29, 2007

On behalf of the Company and each filing person, we acknowledge that:

•	the Company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Smith, Gambrell & Russell, LLP

/s/ Joel B. Carter
Joel B. Carter